March 26, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549 Attn: Erin Purnell

Re:	Artemis Strategic Investment Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed March 19, 2021 File No. 333-253092

Dear Ms. Purnell:

On behalf of our client, Artemis Strategic Investment Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 25, 2021, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-253092) filed with the Commission on March 19, 2021 (the “Registration Statement”).

The Company has filed via EDGAR its Amendment No. 3 to its Registration Statement (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Amended Registration Statement on Form S-1

Exhibit Index, page II-5

1.	Please file a revised form of warrant agreement and a revised legal opinion that indicate that the units will include one-half of one redeemable warrant.

Response: The Company has filed a revised form of warrant agreement and a revised legal opinion that indicate that the units will include one-half of one redeemable warrant.

* * *

March 26, 2021

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Gary Kashar

cc:	Tom Granite, Artemis Strategic Investment Corporation

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